

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 3, 2010

Via U.S. mail and facsimile

Mr. Bradley J. Bell
Chief Financial Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, Illinois 60563

> RE: Form 10-K and 10-K/A#1 for the year ended December 31, 2008
>   Form 10-Q for the period ended September 30, 2009
>   Definitive Proxy Statement on Schedule 14A filed March 10, 2009
>   File No. 1-32342

Dear Mr. Bell:

We have reviewed your response letter dated January 22, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 6. Selected Financial Data, page 28

2. We note your response to prior comment 6. Because these adjustments were made in arriving at your Adjusted EBITDA amounts, you considered their presentation in the table of selected financial data useful to analysts and investors. We encourage you to continue to present amounts that you consider to be useful to analysts and investors with the corresponding appropriate disclosures per Item 10(e) of Regulation S-K. Instead of removing these amounts from your table, please consider changing your description of these amounts to remove the word unusual. In a similar manner, please consider changing your description of these adjustments on page 52.

MD&A

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 35

3. We note your response to prior comment 11. Please also tell us whether discrete financial information is available and regularly reviewed by segment managers for each of the components of your operating segments. For example, the Industrial and Institutional Services segment includes the following components: Power and Municipal water business, Primary Metals business, and the Water Centric business.

Financial Statements

Notes to the Financial Statements

Note 10. Income Taxes, page 78

4. We note your response to prior comment 15. Please expand your disclosures to address the following regarding your foreign tax credits:
    *   Please provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets recorded related to U.S. foreign tax credits. Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine that the valuation allowance should be released. You should consider discussing the significant estimates and assumptions used in your analysis;
    *   Your disclosures on page 78 indicate that you have had significant losses before income taxes and minority interest in recent years. Please address how you were able to arrive at expectations of future taxable income. Please include an explanation of the anticipated future trends included in your projections of future taxable income;
    *   Please clarify the impact of converting previous foreign tax deductions to credits on your net operating loss carryforward. You state that these conversions reduced

the net operating loss carryforward and the remaining net operating loss carryforward was fully consumed in 2008. Your disclosures on page 78 indicate that you continue to have loss carryforwards. Please clarify which loss carryforwards were fully consumed; and

- Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

Note 14. Pension and Other Postretirement Benefit Plans, page 85

5. We note your response to prior comment 17. You consider the benefit obligation to be significant relative to your total benefit obligation. However, you have determined that the assumptions used by your pension plans outside the United States are not significantly different from those of the United States plans. Based on the additional information that you have provided, it is unclear how you determined that the assumptions used are not significantly different. For example, there is a .77% difference in the discount rate used as of the measurement date for 2008 and a 1.81% difference in the expected long-term return on plan assets used to determine net pension expense for 2008. Please further advise how you determined you should aggregate these disclosures based on the guidance of paragraph 7 of SFAS 132(R) or revise to separately disclose your US and International plan information.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

6. Please address the above comments in your interim filings as well.

FORM 8-K FILED JANUARY 27, 2010

7. Given that the word pro forma implies that pro forma EBITDA is determined in accordance with Article 11 of Regulation S-X, please consider revising the description of this amount.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief